VIA FACSIMILE AND U.S. MAIL

August 25, 2006

Mail Stop 4561

Mr. Jose Rafael Fernandez
President and Chief Executive Officer
Oriental Financial Group Inc.
997 San Roberto Street
Oriental Center 10th Floor
Professional Offices Park
San Juan, Puerto Rico 00926

Re: Oriental Financial Group Inc.
         Form 10-K for the Transition Period from July 1, 2005 to December 31, 2005
         File No. 001-12647

Dear Mr. Fernandez:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Donald A. Walker
                                        Senior Assistant Chief Accountant